Exhibit (a)(1)(B)

The Stock Option Exchange Program Overview

RadiSys Corporation is pleased to announce the Stock Option Exchange Program (the "Exchange Program"), which offers you the choice to replace your "underwater" options with options that, over time, may have a greater potential to increase in value. Because many of the outstanding stock options held by employees have an exercise price greater than the current market price of our common stock, employees would not realize any value if they exercised their vested stock options. To help restore value to the options, RadiSys is offering eligible employees the opportunity to exchange eligible stock options for a lesser number of new options.

How the Exchange Program Works

During the offering period, you may elect to surrender your outstanding RadiSys stock options with an exercise price of $20.00 or more in exchange for a lesser number of new options. On the first business day after the offer expires, your surrendered stock options will be cancelled. At least six months and one day from the cancellation date, we will grant the new options; we expect this date to be no earlier than March 1, 2004. The new option grant will have an exercise price equal to the closing price of shares of RadiSys' common stock on the new option grant date.

Following are some of the key terms of the Exchange Program:

o Offering Period: This is the time period during which you may elect to participate and it runs from Thursday, July 31, through Wednesday, August 27, 2003, at 9:00 p.m. Pacific Time (U.S.).

o Cancellation Date: The first business day after the offering period expires: currently anticipated to be Thursday, August 28, 2003.

o Exchange Ratio: The number of options you will receive in exchange for the eligible options you surrender depends on the exercise price of your current option grant(s), as follows:

                                                   Exchange Ratio
             Exercise Price                (Eligible Option: New Option)

              $20.00-34.99                           1.40 : 1

            $35.00 or higher                         2.00 : 1

o New Option Grant Date: The date on which your new options are granted. This date must be at least six months and one day after the cancellation date to comply with U.S. accounting rules. We currently expect this date to be no earlier than March 1, 2004.

o Exercise Price of New Option Grant: The exercise price of the new option grant will be the closing price of shares of our common stock as reported by the Nasdaq National Market on the new option grant date.
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o     Conditions of the Program: Your decision to participate in this program is entirely voluntary. If you choose to participate in the Exchange Program, you must:

      -     Surrender all your eligible option grants for exchange; and

      - Surrender all the options within a grant (except those you have previously exercised); and

      - Be continuously employed by RadiSys or one of its subsidiaries through the new option grant date to receive your new options.

      All new options will be subject to the terms and conditions as described in the Offer to Exchange, Stock Option Exchange Program Overview, and Frequently Asked Questions documents. From the Mellon web site, the majority of eligible employees can authorize the cancellation of all eligible options in accordance with the terms and conditions of the Exchange Program. (If you reside and are employed in Germany or Japan, you may only authorize the cancellation of all eligible options using a hard-copy, paper Election Agreement. See "Employees in Germany and Japan" below for details.)

o Vesting: The new option shares will not be vested or exercisable during the six-month period after the new option grant date. After six months, approximately 33.33%* of the total option shares will become vested and exercisable. From that point on, approximately 2.78%* of your total option shares granted will vest each month and become exercisable. Your option shares will be fully vested two and one-half years (30 months) after the new option grant date. This applies even if the eligible options that you surrender are partially or fully vested.

      * Shares do not vest fractionally. EquitEase, RadiSys' stock administrator, applies a rounding factor at the first vesting date (six months following the grant date) and during the subsequent 24-month period. Each month, the number of shares that vest each month will vary slightly. However, at the end of the 30-month period, you will be vested in the exact number of shares granted to you (assuming continued employment with RadiSys).

o Term of New Option Grant: The term (or "life") of the new option grant will be seven years from the new option grant date.

o Type of New Option: The new options will be nonqualified stock options ("NSOs"), even if you surrender incentive stock options ("ISOs") for exchange.

o Tax Implications: U.S. residents should not be required to recognize income for U.S. federal income tax purposes at the time of the exchange--no taxes should result by participating in the Exchange Program. Residents outside of the U.S. may have varying tax consequences depending on the foreign jurisdiction (See Schedule B - Guide to International Issues of the Offer to Exchange for more information). Please consult your tax advisor for advice regarding your specific situation.

If you choose not to participate in the Exchange Program, your existing options will not be affected by this offer; they will remain outstanding until you exercise them or they expire by their terms. They will retain their current exercise price and vesting schedule.


Who Is Eligible to Participate in the Exchange Program

To be eligible, you must:

o     Have eligible options (with an exercise price of $20.00 or more); and
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o     Be an employee of RadiSys residing in Germany, Japan, the United Kingdom, or the United States; and

o Remain employed by RadiSys or one of its subsidiaries continuously through the new option grant date. If your employment ends for any reason before the new option grant date (whether voluntarily or involuntarily), you will not receive any new options.

Board of Directors, Vice-Presidents and Executive Officers, as well as those RadiSys employees who reside in Israel or The Netherlands, may not participate in the Exchange Program.

How To Participate

The election process you must follow depends on where you reside and are employed:

Employees in the U.S. and the U.K.

If you reside and are employed in the U.S. or the U.K., you must elect to exchange options on a Web site provided by Mellon, whom RadiSys has engaged to handle the administration of the Exchange Program. To access Mellon's Web site, you will need a personal identification number (PIN), which Mellon is e-mailing to employees based in the U.S. and U.K. The e-mail is being sent to your RadiSys e-mail address on July 31, 2003. If you are on an authorized leave of absence, Mellon is sending you your PIN by first-class mail to your home address. If you have not received your PIN by Friday, August 8, 2003, call Mellon at one of the phone numbers listed at the end of this overview.

You must do the following by 9:00 p.m., Pacific Time (U.S.), on Wednesday, August 27, 2003:

1) Log onto the Mellon Web site at https://www.corporate-action.net/RadiSys, and press the "Continue" button.

2)    Enter your 9-digit PIN, and press the "Continue" button.

3) On the following screen, enter your 3- or 4-digit employee ID number (without any leading zeros; for example, if your employee number is 001322, just enter 1322) and your birth date, and press the "Continue" button.

4) You should now be successfully logged in. You will see a page with your personal information, including all your eligible option grants. To participate, you must select the "Exchange My Options" button from the "Election Agreement" Web page.

5)    Print a copy of the confirmation screen for your records.

If you are on an authorized leave of absence, you may also make your election by submitting your signed, hard copy Election Agreement to one of the addresses below or by fax.

You may withdraw all options that you previously elected to exchange any time before the offer expires. If you withdraw all of your options, you may re-elect to exchange them by following the steps outlined above. Please see the Frequently Asked Questions for an explanation of the withdrawal procedures.

Employees in Germany and Japan

If you are employed by RadiSys and reside in Germany or Japan, you must return a signed copy of your Election Agreement to Mellon to exchange your options. Even if you make an election online on Mellon's Web site, it will not be valid--only the election you make by mailing your hard copy Election Agreement will be valid.
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You must sign your Election Agreement and return to Mellon, using one of the following methods:

             By Fax:                              By Mail:                      By Overnight Courier:
 Mellon Investor Services LLC           Mellon Investor Services LLC         Mellon Investor Services LLC
 +201-329-8456                          Attn: Reorganization Dept.           Attn: Reorganization Dept.
                                        P. O. Box 3301                       85 Challenger Road
                                        South Hackensack, NJ 07606           Mail Drop-Reorg
                                                                             Ridgefield Park, NJ 07660

In order for your election to be valid, your election must be RECEIVED by Mellon in accordance with these instructions by 9:00 p.m., Pacific Time (U.S.), on Wednesday, August 27, 2003, unless extended by RadiSys. You are responsible for ensuring the successful delivery of your Election Agreement. Please allow for enough delivery time based on the method of delivery that you choose to ensure we receive your Election Agreement on time. This is a one-time offer, and we will strictly enforce the expiration date.

Please keep a signed copy of your Election Agreement for your records

You may withdraw all options that you previously elected to exchange any time before the offer expires. If you withdraw options, you may re-elect to exchange them by following the steps outlined above. Please see the Frequently Asked Questions for an explanation of the withdrawal procedures.


Additional Resources

There are risks involved with participating in the Exchange Program. The company and representatives of the company cannot help you determine whether to participate in the Exchange Program--you must make that decision yourself. However, we are providing you with the following information to help you make your decision:

o The Offer to Exchange: The legal document that provides all the details, terms, and conditions of the program; and

o Frequently Asked Questions ("FAQs"): A set of questions and answers about the Exchange Program; and

o A Significant Events Calendar: A timeline of key events and dates related to the Exchange Program; and

o A Guide to International Issues: A summary of the tax consequences, if any, of the cancellation of outstanding options in exchange for the grant of new options.

We recommend that you carefully read all of these documents before you decide whether to participate in the Exchange Program. Also, we encourage you to seek advice from your own attorney, tax advisor, and/or financial advisor regarding personal tax implications or other investment-related questions.

RadiSys has made arrangements to provide Internet access to those employees in Hillsboro who do not have this access at their work stations. Stations that include a computer and a printer will be set up on the date the Exchange Program begins, and will be available through the date the Exchange Program expires. A list of station locations is posted near the main entrance to the cafeteria.
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As an additional reference for you, we have revised the Plan Summary and
Prospectus for the 2001 Nonqualified Stock Option Plan and the 1995 Stock Incentive Plan. You can find this on the HR Toolkit of the RadiSphere intranet at http://radisphere.radisys.com; select Communities > HR > HR Toolkit > Compensation > Stock Option Plan.


For More Information

For additional information or assistance, please contact Mellon. Mellon customer service representatives are available Monday through Friday from 5:00 a.m. to 4:00 p.m., Pacific Time (U.S.) at:

o     1-888-256-2709 (Calling from within the U.S.)

o     +201-329-8905 (Calling from outside the U.S.)

If you require a translator, a customer service representative will connect you with one and answer any questions you have over the phone.

This and other educational tools related to the Exchange Program are provided as general information and do not take the place of the Offer to Exchange filed with the Securities and Exchange Commission as part of Schedule TO-I. Employees should consult the Offer to Exchange for specific details of the Exchange Program.